Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Monotype Imaging Holdings Inc. and Subsidiaries (formerly Agfa Monotype Corporation and Subsidiaries):

We consent to the use of our report dated April 28, 2004, with respect to the consolidated statements of operations, convertible redeemable preferred stock and stockholders’ equity (deficit), and cash flows of Monotype Imaging Holdings Inc. and subsidiaries for the year ended December 31, 2003, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/S/ KPMG LLP

Boston, Massachusetts

January 25, 2007